Exhibit (d)(2)

November 22, 2022

CONFIDENTIAL

Nuvei Corporation

1100 Rene-Levesque, 9th Floor

Montreal, QC, Canada H3B 4N4

Ladies and Gentlemen:

In connection with the consideration by Nuvei Corporation (“you” or “Nuvei”) and Paya Holdings Inc. (“Paya”, and collectively with Nuvei, the “parties”) of a potential negotiated strategic transaction or transactions between or involving you and Paya (a “Transaction”), Paya or its representatives (as defined below) has furnished or may furnish to you certain information that is proprietary, non-public or confidential concerning Paya, its affiliates, businesses, divisions or subsidiaries.

1. As a condition to furnishing such information to you, Paya requires that you agree to treat confidentially any information (whether prepared by Paya, its affiliates, subsidiaries, agents or advisors or otherwise, and whether oral, written or electronic) that Paya or its representatives (which term as used in this letter agreement shall include the relevant party’s affiliates and its and its affiliates’ respective directors, officers, employees, agents and advisors (including attorneys, accountants, auditors, consultants and financial advisors) and, in the case of Paya, shall include GTCR LLC and its affiliated funds and/or investment vehicles that hold an interest in Paya), furnishes to your or your representatives, together with all analyses, summaries, notes, forecasts, studies, data and other documents and materials in whatever form maintained, whether prepared by Paya, its representatives, you, your representatives or others, to the extent they contain or reflect, or are generated from, any such information (being collectively referred to herein as the “Confidential Information”), and to take or abstain from taking certain other actions set forth herein. Notwithstanding anything to the contrary, no such person or entity shall be your representative unless such person has received Confidential Information from you or your representatives or at your’ or your representative’s request.

2. The term “Confidential Information” does not include information that (A) is already in your or your representatives’ possession, provided that such information is not known (after reasonable inquiry) by you to be subject to a legal, fiduciary, confidentiality, contractual or other legally binding obligation to Paya or its affiliates with respect to such information, (B) is or becomes generally available to the public other than as a result of a disclosure, or any other act or omission, by you or your representatives in violation of the applicable terms hereof, (C) is or becomes available to you or your representatives on a non-confidential basis from a source other than Paya or its representatives, provided that such source is not known (after reasonable inquiry) by you, to be bound by a legal, fiduciary, confidentiality, contractual or other legally binding obligation to Paya with respect to such information, or (D) is independently developed by you or your representatives without any violation of the terms hereof and without use of any Confidential Information of Paya.

3. You hereby agree that the Confidential Information will be used by you and your representatives solely for the purpose of evaluating, proposing, negotiating or, if applicable, consummating a possible Transaction and for no other purpose and will not be disclosed to any third parties and will be kept confidential by you and your representatives; provided, however, that any of such information (or the information referred to in paragraph 6 below) may be disclosed to your representatives who need to know such information solely for the purpose of evaluating, proposing, negotiating or, if applicable, consummating any such possible Transaction and who agree or are obligated to keep such information confidential in accordance with the applicable terms hereof. You will be responsible for any breach of the applicable provisions of this letter agreement by your representatives as if they were parties hereto, provided, however, that you will not be responsible for any breach of this letter agreement by any of your representatives who, after the date hereof, execute their own confidentiality agreement regarding the Transaction directly with Paya. You understand that Paya reserves the right to adopt in writing, upon reasonable notice to you and prior to the furnishing of particular Confidential Information to you, additional specific procedures to protect the confidentiality of its Confidential Information, including requiring you to refrain from disclosing Confidential Information to certain of its representatives or employees. The Confidential Information shall remain the property of Paya, and disclosure to you shall not confer on you any rights with respect to such Confidential Information other than rights specifically set forth in this letter agreement. Notwithstanding anything contained herein to the contrary, Paya acknowledges that you and/or your affiliates may now and in the future be competitors of Paya and that your receipt and possession of the Confidential Information will not, in and of itself, prevent, limit, restrict, preclude or otherwise affect you or your affiliates in any way whatsoever from conducting your or their business in the ordinary course, including, without limitation, competing with Paya, provided that in doing so you and your representatives do not use Confidential Information and comply with your and their other respective obligations hereunder in all respects.

4. Each party hereby acknowledges that it is aware, and that it will advise its representatives who are informed or, to the knowledge of such party, become aware of the matters which are the subject of this letter agreement, that applicable securities laws may prohibit certain actions by persons who have received from an issuer certain material, nonpublic information.

5. In the event that you or any of your representatives are requested or required to disclose any Confidential Information pursuant to applicable law, rule (including stock exchange rules), regulation, judicial or legal process or administrative proceeding (including by subpoena or any order issued by a court or governmental or regulatory body of competent jurisdiction), you agree to (A) except to the extent not reasonably practicable or prohibited by law, promptly (and in any event prior to making such disclosure) notify Paya of the existence, terms and circumstances surrounding such request or requirement so that it may seek an appropriate protective order and/or waive your compliance with the provisions of this letter agreement (and, if Paya seeks such an order, to provide such cooperation as Paya shall reasonably request at Paya’s expense) and (B) if, following the failure of Paya to obtain such protective order, disclosure of such information is required upon the advice of your legal counsel, exercise, at Paya’s expense, commercially reasonable efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to such of the disclosed information which Paya so designates. Following compliance with the foregoing, you or your applicable representatives shall then be permitted to disclose only that portion of the Confidential Information that is so required to be disclosed.

6. In addition, without the prior written consent of Paya, you will not, and will cause your representatives not to, disclose to any person: (A) the fact that investigations, discussions or negotiations are taking place or have taken place concerning a possible Transaction, (B) any of the terms, conditions or other facts with respect to any such possible Transaction, including the status thereof, (C) that Paya or any of its affiliates are or have been considering or reviewing a Transaction or (D) that Confidential Information has been requested or made available to you or your representatives. Notwithstanding the foregoing, you may make any such disclosure that would otherwise be prohibited by this paragraph 6 if you determine, based on the advice of legal counsel, that such disclosure is required by law, rule (including stock exchange rules), regulation, judicial or legal process or administrative proceeding; provided, however, that Paya shall have the opportunity to review and comment on any such disclosure before it is disclosed. Your obligations in this paragraph 6 shall survive your return or destruction of any Confidential Information pursuant to the provisions of paragraph 9 hereof.

7. You understand that neither Paya nor any of its representatives have made or make any express or implied representation or warranty as to the accuracy or completeness of the Confidential Information. Only those representations or warranties that are made in any definitive agreement between the parties with respect to any Transaction, when, as, and if it is executed and delivered, and subject to such limitations and restrictions as may be specified in such definitive agreement between the parties, will have any legal effect.

8. Each party also agrees that neither Paya nor any of its representatives shall have any liability to you or your representatives or stockholders on any basis (including in contract or tort or under federal, national, or state securities laws or otherwise), and neither you nor your representatives will make any claims whatsoever against such persons, with respect to or arising out of a possible Transaction, as a result of this letter agreement or any other written or oral expression with respect to a possible Transaction, the review of or use or content of the Confidential Information or any errors therein or omissions therefrom or any action taken or any inaction occurring in reliance on the Confidential Information, in each case, except for the matters expressly provided for herein or pursuant to any definitive agreement between the parties with respect to any Transaction.

9. At the written request of Paya, you and your representatives shall promptly (and in any event within 10 days following receipt of such written request), at your election, either (A) redeliver to Paya all written or electronic Confidential Information received from Paya or its representatives (including any copies made thereof) or (B) destroy all such written or electronic Confidential Information then in your or your representatives’ possession. If requested by Paya, all destruction or redelivery pursuant to this paragraph shall be certified in writing to Paya by an authorized officer supervising such destruction or redelivery within 10 days following receipt of such request. In such event, all oral Confidential Information shall remain subject to the terms of this letter agreement. Notwithstanding the foregoing, the obligation to return or destroy Confidential Information shall not cover information that is (x) maintained on routine computer system backup tapes, disks or other backup storage devices in the ordinary course consistent with past practice or (y) required to be retained in accordance with your and your representatives’ respective internal bona fide record retention policies for legal, compliance or regulatory purposes, in the case of each of clauses (x) and (y), as long as such backed-up or otherwise retained information is not used, disclosed, or otherwise recovered from such backup devices; provided that such materials referenced in this sentence shall remain subject to the obligations of this letter agreement applicable to Confidential Information.

10. It is further understood and agreed that no failure or delay by either party in exercising any right, power or privilege under this letter agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

11. Each party agrees that unless and until a definitive agreement with respect to a Transaction has been executed and delivered by the parties, neither of the parties nor any of its affiliates will be under any legal obligation of any kind whatsoever with respect to such a Transaction by virtue of this or any written or oral expression with respect to such Transaction by any of its directors, officers, employees, agents or any other representatives, except for the rights and obligations specifically agreed to herein. No contract or agreement providing for a Transaction shall be deemed to exist unless and until a definitive agreement has been executed and delivered by each of the parties thereto, and each party hereby waives, in advance, any claims (including any breach of contract claims providing for a Transaction) in connection with such a Transaction unless and until a definitive agreement has been executed and delivered by each of the parties thereto. You further acknowledge and agree that Paya shall be free to conduct the process, if any, for a transaction involving it as it determines in its sole discretion, including that (A) Paya shall have no obligation to authorize or pursue any Transaction, (B) you understand that Paya has not, as of the date hereof, authorized or made any decision to pursue any such Transaction and (C) Paya reserves the right, in its sole and absolute discretion and without giving any reason therefor, to reject all proposals and to terminate discussions and negotiations or to enter into any alternative transaction, in each case, at any time. For purposes of this paragraph, the term “definitive agreement” does not include an executed letter of intent or any other preliminary written agreement (including this letter agreement), nor does it include any written or oral offer or bid or any written or oral acceptance thereof. This agreement does not constitute or create any obligation of Paya to provide any Confidential Information or other information to you.

12. Promptly after the execution of this letter agreement, Paya will identify permitted points of contact between you and your representatives and Paya and its representatives with respect to any requests for Confidential Information, meetings, or discussions relating to a possible Transaction, and, subject to the last sentence of this Section 12, you and your representatives shall direct any such communications only to such permitted points of contact of Paya and not with any other director or employee of Paya unless agreed otherwise in writing by such other party. In addition, you agree not to contact or engage in any discussions or communications with any customers, vendors, competitors or other person who has a business relationship with Paya regarding Paya, the Confidential Information or the Transaction without the prior written consent of Paya. For the avoidance of doubt, this paragraph shall not restrict you or your representatives from contacting or communicating with Paya or its representatives in connection with matters arising in the ordinary course of business that do not relate to the Confidential Information or a possible Transaction.

13. (a) You agree that, for a period of twelve months from the date of this letter agreement (the “Standstill Period”), neither you nor any of you affiliates, will, directly or indirectly, and will not instruct or direct others to, without the prior written invitation of Paya:

(1)

acquire or agree, offer, seek or propose to acquire, or cause to be acquired, directly or indirectly, ownership of any securities or indebtedness of Paya or any of its subsidiaries, or any option, forward contract, swap or other position with a value derived from securities or indebtedness of Paya or any of its subsidiaries or conveying the right to acquire or vote securities or indebtedness of Paya or any of its subsidiaries or any rights or options to acquire any such ownership (including from a third party), or

(2)

make, or in any way participate in, any “solicitation” (as such term is used in the Securities Exchange Act of 1934 (the “Exchange Act”) to vote or seek to advise or influence in any manner whatsoever any person with respect to the voting of any securities of Paya or any of its subsidiaries, or seek the consent of any person with respect to any voting securities or interests of Paya, or call or seek to call a meeting of Paya’s shareholders or initiate any shareholder proposal for action by Paya’s shareholders or seek election to or to place a representative on the board of directors of Paya (or other similar governing body) or seek the removal of any director from the board of directors of Paya, or

(3)

form, join, or participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to Paya or its subsidiaries or any voting securities of Paya or any of its subsidiaries, or

(4)

arrange, or in any way participate in, any financing for the purchase of any securities or assets or securities convertible or exchangeable into or exercisable for any securities or assets of Paya or any of its subsidiaries, or

(5)

otherwise act, whether alone or with others, to seek to propose to Paya or any of its stockholders (in their capacity as such) any merger, amalgamation, plan of arrangement, business combination, tender or exchange offer, restructuring, recapitalization, liquidation of or other similar transaction or otherwise act, whether alone or with others, to seek to control, change, advise or influence the management, board of directors, governing bodies, or policies of Paya, or nominate any person as a director of Paya, or propose any matter to be voted upon by the stockholders of Paya, or

(6)	advise, assist or knowingly encourage any other person in connection with any of the foregoing, or

(7)	enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing, or

(8)	take any action which would reasonably be expected to legally require Paya to make a public announcement regarding the types of matters set forth in this paragraph, or

(9)	publicly disclose any intention, plan or arrangement inconsistent with the foregoing.

(b) Notwithstanding the foregoing provisions of Section 13(a) (the “Standstill Provisions”), the Standstill Period shall terminate upon (x) Paya’s entry into a definitive agreement providing for a transaction involving 50% or more of the consolidated assets of Paya and its subsidiaries or 50% or more of the voting securities of Paya (whether by purchase, tender or exchange offer, merger, amalgamation, plan of arrangement or other business combination) or (y) the actual commencement by an unaffiliated third party of a bona fide tender offer or exchange offer for Paya’s voting securities which, if consummated, would result in a third party or parties, an entity controlled by it or them or its or their shareholders succeeding to or otherwise acquiring more than 50% of the outstanding voting securities of Paya and Paya’s board of directors either publicly recommends in favor of such offer or fails to publicly recommend that Paya’s shareholders reject such offer within ten business days after its commencement. The expiration of the Standstill Period shall not terminate or otherwise affect any of the other provisions of this Agreement.

(c) Notwithstanding anything to the contrary set forth in this Section 13, you or your representatives acting on your behalf shall be permitted to make a nonpublic proposal to the board of directors (or any duly constituted committee thereof) of Paya with respect to a Transaction; provided that no such proposal shall be made that would reasonably be expected to require any public disclosure by Paya with respect thereto.

(d) You hereby represent and warrant, on behalf of yourself and your affiliates, that neither you, nor any of your affiliates beneficially own any securities or indebtedness of Paya or any of its subsidiaries, or any option, forward contract, swap or other position with a value derived from securities or indebtedness of Paya or any of its subsidiaries.

14. You agree that for a period of eighteen months from the date of this letter agreement, neither you nor any of your controlled affiliates, nor any of your or their representatives acting on your or their behalf, shall solicit for employment any current executive officer of Paya or other employee of Paya or its controlled affiliates having a title of vice president or above who you or your representatives come into contact with or learned of as a result of your evaluation of the possible Transaction; provided, however, that the foregoing shall not prohibit any general advertisement or general solicitation, or search by any search firm, that is not specifically targeted at the foregoing persons.

15. Notwithstanding anything to the contrary set forth herein, you also agree that (a) you will not provide any Confidential Information, or disclose information of the type described in paragraph 6, to any potential debt or equity financing source without the prior written consent of Paya (and following receipt of such written consent, such debt or equity financing source will be deemed to be your representative) and (b) you and your representatives to the extent acting on your behalf will not have any discussions or communications with respect to a potential Transaction, including, without limitation, any discussions or communications regarding partnering or the making of any joint bid with respect to Paya, with any person (including any potential financing source) without the prior written consent of Paya. In the event that Paya provides such consent with respect to a potential debt or equity financing source or partner, you agree that neither you nor your representatives shall provide any Confidential to such potential debt or equity financing source or partner unless and until such potential debt or equity financing source or partner shall have executed a written joinder to this letter agreement that is directly enforceable by Paya against such debt or equity financing source. You further agree that neither you nor any of your representatives to the extent acting on your behalf will enter into any exclusivity, lock-up or other similar agreement, arrangement or understanding, whether written or oral, with any commercial bank, any affiliate of any commercial bank or any other person that could reasonably be expected to limit, restrict, restrain or otherwise impair in any manner, directly or indirectly, the ability of such commercial bank or affiliates thereof or such other person to serve as a financing source to any other person considering a transaction involving Paya or to engage in a transaction involving Paya. You hereby represent and warrant that neither you nor any of your representatives has entered into any agreement, arrangement or understanding of the type contemplated by the foregoing sentence with respect to any transaction involving Paya.

16. You acknowledge and agree that Paya would be irreparably injured by a breach of this letter agreement by you or your representatives and that money damages would be an inadequate remedy for an actual or threatened breach of this letter agreement because of the difficulty of ascertaining the amount of damage that will be suffered in the event that this letter agreement is so breached. Therefore, you agree that Paya shall be entitled to a grant of specific performance of this letter agreement and injunctive or other equitable relief in favor of Paya as a remedy for any such breach, without proof of actual damages. You further waive any requirement for the securing or posting of any bond in connection with any such remedy. Such remedy shall not be deemed to be the exclusive remedy for your breach of this letter agreement, but shall be in addition to all other remedies available at law or equity to Paya.

17. This letter agreement shall inure to the benefit of and be binding upon the parties and their respective successors and permitted assigns. This letter agreement contains the entire agreement between the parties concerning the subject matter hereof and supersedes all previous agreements, written or oral, between the parties or their respective affiliates relating to the subject matter hereof. No modifications of this letter agreement or waiver of the terms and conditions hereof will be binding unless approved in writing by both of the parties hereto (or, in the case of a waiver, by the waiving party). Neither party may assign this agreement, in whole or in part, without the prior written consent of the other party. Any purported assignment without such consent shall be null and void.

18. If any term, provision, covenant or restriction of this letter agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this letter agreement shall remain in full force and effect to the fullest extent permitted by law and shall in no way be affected, impaired or invalidated.

19. This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements entered into and performed solely within the State of Delaware. EACH PARTY ALSO HEREBY IRREVOCABLY AND UNCONDITIONALLY CONSENTS TO SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE LAND RELATED APPELLATE COURTS (OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE DECLINES TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, ANY STATE OR FEDERAL COURT WITHIN THE STATE OF DELAWARE) (COLLECTIVELY, THE “DELAWARE COURTS”), for any actions, suits or proceedings arising out of, or relating to, this letter agreement or the transactions contemplated hereby, and each party agrees not to commence any action, suit or proceeding relating thereto except in the Delaware Courts. Each party further agrees that service of any process, summons, notice or document by U.S. registered mail, postage prepaid, to its address set forth in this letter agreement shall be effective service for process for any action, suit or proceeding brought against such party in any such court. Each party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this letter agreement or the transactions contemplated hereby in the Delaware Courts. Each party hereby further irrevocably and unconditionally waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such litigation, any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason (other than the failure to serve process in accordance with this paragraph 19), that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) or, to the fullest extent permitted by applicable law, that the litigation in any such court is brought in an inconvenient forum, that the venue of such litigation is improper, or that this letter agreement (or the subject matter hereof) may not be enforced in or by such particular courts and further irrevocably waives, to the fullest extent permitted by applicable law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the party is entitled pursuant to the final judgment of any court having jurisdiction. Each party hereby further irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any and all rights to trial by jury in connection with any action, suit or proceeding arising out of or relating to this letter agreement or the transactions contemplated hereby. Each party hereby expressly acknowledges that the foregoing waivers are intended to be irrevocable under the laws of the State of Delaware and of the United States of America; provided that consent by the parties hereto to jurisdiction and service contained in this paragraph 19 is solely for the purpose referred to in this paragraph 19 and shall not be deemed to be a general submission to the Delaware Courts other than for such purpose.

20. For purposes of this letter agreement, (A) the term “affiliate” means, when used with respect to any party, a person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such party; (B) the term “subsidiary” means, when used with respect to any party, (x) a person that is directly or indirectly controlled by such party, (y) a person of which such party beneficially owns, either directly or indirectly, more than 50% of the total combined voting power of all classes of voting securities of such person, the total combined equity interests of such person or the capital or profit interests, in the case of a partnership, or (z) a person of which such party has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body of such person; (C) the term “control” means, when used with respect to any specified person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities or other interests, by contract, agreement, or otherwise and (D) the term “person” means an individual, corporation, partnership, joint venture, trust, association, estate, joint stock company, limited liability company, governmental authority or any other organization or entity of any kind.

21. This letter agreement may be executed in counterparts, each of which shall be deemed to be an original, but both of which shall constitute the same agreement. Signatures to this agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

22. This letter agreement shall terminate and be of no further force and effect two years from the date hereof, except those provisions which by their express terms expire at an earlier date; provided that such termination shall not relieve either party from its responsibilities in respect of any breach of this letter agreement prior to such termination.

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If you are in agreement with the foregoing, please so indicate by signing below and returning one copy of this letter agreement, which will constitute your agreement with respect to the matters set forth herein.

Very truly yours,

PAYA HOLDINGS INC.

By:	/s/ Jeffrey Hack
Name:	Jeffrey Hack
Title:	Chief Executive Officer

Accepted, Confirmed and Agreed:

NUVEI CORPORATION

By:	/s/ Philip Fayer
Name:	Philip Fayer
Title:	Chair and Chief Executive Officer

[Signature Page to Non-Disclosure Agreement]